Form 51-102F3

Material Change Report

1.           REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP.
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia, V7Y 1C6

2.           DATE OF MATERIAL CHANGE

November 2, 2007

3.           NEWS RELEASE

On November 2, 2007, Southwestern Resources Corp. (the "Issuer") issued a news release through the facilities of Marketwire relating to the material change.

4.           SUMMARY OF MATERIAL CHANGE

The Issuer announced on November 2, 2007 that the Issuer has received a completed Inferred Mineral Resource estimate for its Boka Project in Yunnan Province, China from Snowden Mining Industry Consultants Inc. ("Snowden"), the independent mining consultants commissioned by the Issuer to prepare a NI 43-101 Technical Report for the Boka Project.  The news release announces the Inferred Mineral Resource estimate for the Boka Project, as well as the assumptions and methods used and the data verification conducted by Snowden.

5.           FULL DESCRIPTION OF MATERIAL CHANGE

The news release, as filed on SEDAR on November 2, 2007, is attached hereto as Schedule "A".

6.           RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.           OMITTED INFORMATION

No significant facts otherwise required to be disclosed in this report have been omitted.

8.           EXECUTIVE OFFICER

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by any of the Securities Commissions regarding the change:

Thomas W. Beattie
Vice President, Corporate Affairs
(604) 669-2525

9.           DATE OF REPORT

November 6, 2007

SCHEDULE "A"
SOUTHWESTERN RESOURCES CORP. NEWS RELEASE SOUTHWESTERN RELEASES INFERRED MINERAL RESOURCE ESTIMATE FOR BOKA PROJECT

November 2, 2007

Vancouver, British Columbia - Southwestern Resources Corp. (TSX:SWG) (“Southwestern" or the "Company") announces that, further to its news release dated August 27, 2007, the Company has received a completed Inferred Mineral Resource estimate for its Boka Project in Yunnan Province, China from Snowden Mining Industry Consultants Inc. ("Snowden"), the independent mining consultants commissioned by the Company to prepare a NI 43-101 Technical Report for the Boka Project.

Mineral Resource Estimate

The Mineral Resource estimate is based on composited and top cut drillhole assay data from the reconstructed and validated assay database for the Boka Project.  Adit assay data was not taken into account or included in the Mineral Resource estimate.  The Mineral Resource estimate is presented for a range of gold cut-off grades to facilitate comparisons with previous estimates for this deposit, which have been withdrawn by the Company.  The table below summarizes the Mineral Resource estimate for 0.01 g/t, 0.5 g/t and 1.0 g/t Au cut-off grades, based upon the top cut drillhole data1:

Category	Zone	Cut-off[2] (g/t Au)	Tonnage[2] (t)	Top Cut Grade
				Grade (g/t Au)	Contained Gold[2] (oz)
Inferred	Boka 1N and 1S	0.01	50,500,000	0.4	700,000
Inferred	Boka 1N and 1S	0.50	11,900,000	1.3	480,000
Inferred	Boka 1N and 1S	1.00	5,500,000	1.9	337,000

[1]
Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.  The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.  There has been insufficient exploration to define these Inferred Mineral Resources as an Indicated or Measured Mineral Resource, as there are insufficient close-spaced drillhole data to adequately define grade and geological continuity for this structurally complex deposit.  It is uncertain if further exploration will result in upgrading the Inferred Mineral Resource to an Indicated or Measured Mineral Resource category.

[2]
Tonnes have been rounded to the nearest 100,000 tonnes and ounces to the nearest 1,000 ounces and this may have resulted in minor discrepancies.  The most likely cut-off grade for this deposit is not known and will need to be confirmed by the appropriate economic studies.  The 0.01 g/t Au cut-off grade is presented solely for comparative purposes and not as a potentially economic extraction cut-off grade.

A top cut analysis was conducted on the two metre composited gold data in the Boka 1N and Boka 1S zones.  Top cuts (also known as grade capping) are applied to reduce the influence of extreme values on continuity analyses and grade estimation.  A top cut of 18.95 g/t Au and 17.10 g/t Au was used for drillhole assay data in Boka 1N and Boka 1S, respectively.  The estimated average grade of the Boka deposit is sensitive to extreme values.  Removing just 0.2% of the data results in a decrease of approximately 13% in the average grade of the Boka 1N part of the deposit and approximately 10% in the average grade of the Boka 1S part of the deposit.  Top cuts impact on the estimated metal content of the deposit.

The table below summarizes an evaluation of an estimate using drillhole data that have not been top cut.  This tabulation is included for comparison with the previous table and to demonstrate sensitivity to top cuts.

Category	Zone	Cut-off[1] (g/t Au)	Tonnage[1] (t)	Uncut Grade
				Grade (g/t Au)	Contained Gold[1] (oz)
Inferred	Boka 1N and 1S	0.01	50,500,000	0.5	831,000
Inferred	Boka 1N and 1S	0.50	11,900,000	1.6	611,000
Inferred	Boka 1N and 1S	1.00	5,500,000	2.6	469,000

[1]	Tonnes have been rounded to the nearest 100,000 tonnes and ounces to the nearest 1,000 ounces and this may have resulted in minor discrepancies.

Potential Mineral Deposit

A small portion of the Boka Project is defined by samples taken from historical mine workings, referred to as adits.  The samples derived from drilling represent the mineralized system, whereas adits sampling represents a high grade subset of that system.  Adit samples are concentrated in the small-scale high grade zones exploited by artisanal miners and may not fairly represent mineralization in surrounding lower grade zones.  Due to the incomplete nature of the original assay certificates provided by the laboratories, Snowden did not verify a meaningful amount of the assay data pertaining to the adit samples.  Accordingly, the adit samples have been excluded for all purposes from the Mineral Resource estimate presented above.

There is upside potential in the Mineral Resource estimate with the inclusion of the area currently defined by adit sampling.  The inclusion of this area would result in an extension of the Mineral Resource and could improve the estimated grades of the areas surrounding the adits.  In order to include the adit areas in the Mineral Resource estimate, additional drilling and sampling is required to confirm mineralization.

Assumptions and Methods

The Mineral Resource estimate was prepared by Snowden in the following steps:

•	inspection of the Boka Project site;

•	database compilation and data validation;

•	data preparation;

•	geological interpretation and geological modelling;

•	creation of block models and assignment of rock density to the blocks;

•	compositing of assay intervals to a common length;

•	exploratory data analysis of gold assay grades within mineralized domains;

•	analysis of extreme values and determination of appropriate top cuts;

•	variogram analysis and modelling;

•	interpolation of gold grade into blocks using ordinary kriging;

•	validation of estimated block gold grades;

•	confidence classification of estimates with respect to CIM (2005) guidelines; and

•	Mineral Resource tabulation.

Data Verification

In conducting the Mineral Resource estimate, Snowden verified 99% of historical drilling assay data for the Boka Project against corresponding assay certificates supplied directly by respective analytical laboratories.  Snowden verified a portion of geological logging data against original logging data.  Snowden also independently sampled drillhole core while on site and submitted samples for independent laboratory analysis.

Snowden was not able to verify the methods of drilling, sampling, and sample security and custody for the majority of the data used in the Mineral Resource estimate as Snowden was not present during these historical operations.

Recommended Future Work

Snowden believes that there is upside potential to the Mineral Resource at the Boka deposit.  Snowden notes that there are indications of mineralization at depth beneath the Boka 1N and Boka 1S zones, and at depth in the relatively sparsely drilled area between the two zones.  The recommended work program includes: (a) additional infill drilling that achieves an effective 25 metre drillhole spacing to improve the understanding of the structural controls on mineralization and geological confidence level; and (b) investigating the option of opening up one or more of the adits to facilitate targeted underground drilling to: (i) define and quantify the potentially higher grade mineralization contained in the adit sampling areas; and (ii) improve the structural model and to collect bulk samples for analysis to improve confidence in the Mineral Resource estimate.

The Company is reviewing all of its options to maximize and enhance shareholder value in respect of the Boka Project.  Such options include conducting further exploration and development work, joint-ventures, option/royalty arrangements, divestitures and other value enhancing initiatives.

Qualified Person

The Mineral Resource estimate reported in this press release was reported with reference to the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on December 11, 2005.

The Mineral Resource estimate was prepared by Dr. Warwick S. Board, P.Geo., a Senior Consultant with Snowden, and Mr. Alex Trueman, P.Geo., Divisional Manager for Resource Evaluation in Snowden's Vancouver office, and peer reviewed by suitably experienced Snowden consultants.  Dr. Board and Mr. Trueman will be the authors of a NI 43-101 Technical Report on the Inferred Mineral Resource for the Boka Project, which the Company will file on SEDAR on November 9, 2007.  Dr. Board and Mr. Trueman are Qualified Persons in accordance with NI 43-101, and are responsible for the information presented in this news release.  Dr. Board and Mr. Trueman are independent of Southwestern as defined by NI 43-101.  Dr. Board and Mr. Trueman have reviewed the contents of this news release for accuracy.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties.  The Company has a number of significant projects including the Liam Gold-Silver Project in Peru with Newmont Peru Limited.  Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this news release that are forward-looking statements are based on the current expectations, beliefs, assumptions, estimates and forecasts about the Company's business and the industry and markets in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements due to a number of factors, including but not limited to, the Company's access to additional capital to fund future activities, the loss of mineral properties or the inability to obtain mining licenses, the inherently risky nature of the Company's activities and its lack of experience in bringing an exploration property into production, its ability to repatriate any earnings, foreign exchange fluctuations, the political stability and economic uncertainty of those areas in which the Company carries on operations and the lack of infrastructure in those areas, title risks, the risks and uncertainties associated with joint ventures and the Company's reliance on third parties, statutory and regulatory compliance, the adequacy and availability of insurance coverage, the Company's dependence upon employees and consultants and fluctuations in mineral prices and other risks detailed in the Company's filings with the Canadian Securities Authorities.

These risks, as well as others, could cause actual results and events to vary significantly. The Company expressly disclaims any intent or obligation to update these forward-looking statements, unless the Company specifically states otherwise.

For more information, please contact

Southwestern Resources Corp.
Timo Jauristo
Chief Executive Officer
(604) 669-2525

or

Southwestern Resources Corp.
David Black
Chairman
(604) 669-2525
Website: www.swgold.com